                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                   AMENDMENT NO. 1

                               THE RAYMOND CORPORATION
                                   (Name of Issuer)
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                            Common Stock, Par Value $1.50
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                            (Title of Class of Securities)

                                     754688-10-9
                                 -------------------
                                    (CUSIP Number)

                                  Jeffrey E. Schwarz
                         Metropolitan Capital Advisors, Inc.
                                  660 Madison Avenue
                                  New York, NY 10021
                                    (212) 486-8100

                                   -with copies to-

                               Joseph F. Mazzella, Esq.
                               Lane Altman & Owens LLP
                                  101 Federal Street
                             Boston, Massachusetts 02110
                                    (617) 345-9800
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                    March 24, 1997
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.) [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-d(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 754688-10-9             13D                 Page 2   of  14 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Metropolitan Capital Advisors, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*    00

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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization    New York

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              2,572,684
                             --------------------------------------------------
                              (9) Sole Dispositive     0
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               488,800
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,572,684

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /x/

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(13) Percent of Class Represented by Amount in Row (11)          24.27%

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(14) Type of Reporting Person*  CO

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                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 754688-10-9             13D                 Page  3   of  14 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           KJ Advisors, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    00

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    New York

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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              155,400
                             --------------------------------------------------
                              (9) Sole Dispositive     0
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               155,400
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person   155,400

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

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(13) Percent of Class Represented by Amount in Row (11)          1.47%

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(14) Type of Reporting Person*  CO

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                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 754688-10-9             13D                 Page 4  of  14 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Metropolitan Capital III, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    00

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    New York

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              139,000
                             --------------------------------------------------
                              (9) Sole Dispositive     0
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               139,000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person   139,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)          1.31%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*  CO

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 754688-10-9             13D                 Page 5  of  14 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Jeffrey E. Schwarz
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    None

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    U.S.A

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              2,572,684
                             --------------------------------------------------
                              (9) Sole Dispositive     0
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               783,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,572,684

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /x/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)          24.27%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*  IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 754688-10-9             13D                 Page 6  of  14 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Karen Finerman
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    None

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    U.S.A.

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              2,572,684
                             --------------------------------------------------
                              (9) Sole Dispositive     0
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               783,200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person   2,572,684

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    /x/

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)          24.27%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 754688-10-9             13D                 Page 7  of  14 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

                           Robert F. Lietzow, Jr.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /x/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*    PF

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization    U.S.A.

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power              13,000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power              0
                             --------------------------------------------------
                              (9) Sole Dispositive     13,000
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person   13,000

-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*    / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)          .12%

-------------------------------------------------------------------------------
(14) Type of Reporting Person*  IN

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO.      754688-10-9                            Page    8    of   14


THIS AMENDMENT NO. 1 RELATES TO THE SCHEDULE 13D ORIGINALLY FILED ON BEHALF
OF THE REPORTING PERSONS WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 1997. THE TEXTS OF ITEMS 4 AND 7 OF SAID SCHEDULE 13D ARE HEREBY AMENDED AS FOLLOWS:

ITEM 4.  PURPOSE OF THE TRANSACTION

     On February 18, 1997, Metropolitan Capital notified the Issuer that it, and affiliates, had acquired approximately 7.5% of the Issuer's Common Stock, and had entered into Voting Agreements pursuant to which Metropolitan Capital had acquired the right to vote an additional 16.8% of the Issuer's Common Stock. At such time, Metropolitan Capital also advised the Issuer of its view that sale or merger of the Issuer should be actively explored as the means to attain the highest value available for shareholders. Finally, Metropolitan Capital requested a meeting with management and stated that, pending the results of such meeting, it intended to seek the expansion of the Board of Directors to thirteen and election of six of its nominees to the Board of Directors at the Issuer's Annual Meeting to be held on May 3, 1997.

    As of the date hereof, Metropolitan Capital has not met with management, but has communicated with the Issuer's Board of Directors and Managment regarding prospects for sale or merger of the Issuer, has provided the Issuer with information regarding potential acquirors and has discussed with the Issuer the timing and process for soliciting and evaluating offers from such persons. By letter dated March 24, 1997 (attached hereto as Exhibit E), Metropolitan Capital agreed to the rescheduling of the Issuer's Annual Meeting from May 3, 1997, to June 2, 1997, to enable a Special Committee of Directors the time necessary to solicit and evaluate such proposals. Metropolitan Capital further stated that its agreement is based upon assurances given by the Issuer, and its Board of Directors, that a program to achieve the maximization of shareholder value has been actively undertaken, and that Lehman Brothers has been retained to assist in the value maximization process.

    Metropolitan Capital has also restated to the Issuer that, unless otherwise advised by Metropolitan Capital, Metropolitan Capital's nominees and its proposed By-law amendment to expand the Board to thirteen, should be business brought before shareholders at the Annual Meeting on June 2, 1997. Metropolitan Capital currently expects that its decision whether to solicit proxies in favor of its nominees, and such By-law proposal, may not be made until the end of April, 1997, and will be made, in part, based upon the Special Committee's progress in pursuing alternatives for maximizing shareholder value. Such decision may be made earlier, or later to the extent the Annual Meeting schedule permits, based upon Metropolitan Capital's evaluation of the steps being taken or contemplated by the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

    Exhibit E. Letter to Issuer from Metropolitan Capital dated March 24, 1997.

CUSIP NO.      754688-10-9                            Page    9    of   14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                        Metropolitan Capital Advisors, Inc.


                        By:     /s/ Jeffrey E. Schwarz
                                -------------------------------------------
                                Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: March 24, 1997

CUSIP NO.      754688-10-9                            Page   10     of   14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.


                        KJ Advisors, Inc.

                        By:     /s/ Jeffrey E. Schwarz
                                -------------------------------------------
                                Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: March 24, 1997

CUSIP NO.      754688-10-9                            Page    11    of   14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                        Metropolitan Capital III, Inc.


                        By:     /s/ Jeffrey E. Schwarz
                                -------------------------------------------
                                Jeffrey E. Schwarz, Chief Executive Officer

Dated as of: March 24, 1997

CUSIP NO.      754688-10-9                            Page    12    of   14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.



                        By:     /s/ Jeffrey E. Schwarz
                                -------------------------------------------
                                Jeffrey E. Schwarz

Dated as of: March 24, 1997

CUSIP NO.      754688-10-9                            Page    13    of   14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                        By:     /s/ Karen Finerman
                                -------------------------------------------
                                Karen Finerman

Dated as of: March 24, 1997

CUSIP NO.      754688-10-9                            Page    14    of  14


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which shall be deemed an original and all of which shall constitute one (1) instrument.

                        By:     /s/ Robert F. Lietzow, Jr.
                                -------------------------------------------
                                Robert F. Lietzow, Jr.

Dated as of: March 24, 1997